SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu


06016206

August 4, 2006


SEC MAIL
RECEIVED
PROCESSING
AUG 21 2006
WASH, D.C.
213
SECTION

Re: Exbus Asset Management Nyrt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern: NABI Bus Industries Rt.

Find attached Exbus Asset Management Nyrt's (former name: NABI Rt.) 2006. H1 interim report.

Sincerely,

SUPPL

Bence Vidomusz
Exbus Nyrt.

Attachment:
- Exbus Nyrt. Interim report

PROCESSED
AUG 24 2006
THOMSON
FINANCIAL

dlw 8/22

2006. I.

EXBUS Nyrt.

INTERIM REPORT

H1 2006.

August 4, 2006

Summary

First half of the year 2006 brought the most significant change in the life of EXBUS Asset Management Nyrt. since the predecessor in title, NABI North American Bus Industries Ldt. was established in 1993. The Company, which had been manufacturing buses and employing more than one thousand employees earlier, transferred all of its employees, great majority of its assets and its manufacturing activity and became an asset management company. Simultaneously, also the ownership structure underwent a transformation. The Company altered also its corporate name and the new one (EXBUS Nyrt.) refers only from far to the one and a half decade past in the bus manufacturing.

NABI Group, which had been manufacturing buses in three countries (Hungary, USA, UK), got almost into a hopeless financial position at the end of 2005. NABI Group was selling Optare, a British bus manufactory in the summer of 2005 and its loans outstanding amounted 81,1 million USD at the end of the year and bank mortgages were registered on all of its assets. Additionally, the Company could not comply with its liabilities stipulated in the agreement bound with the creditor banks.

In this situation the Board of Directors at that time, in order to avoid the liquidation, has entered into an agreement dated on 14th February, 2006 with NABI Manufacturing and Trading Ltd, Homerica Investment B. V. and NABI Real Estate Holding Ltd on the transfer of all shares of NABI,Inc and essentially all of the properties and business activity of NABI Rt in return for assuming of the loans outstanding of NABI Group amounted 81,1 million USD and 2 million USD cash. NABI became free of liabilities after closing the transaction and its consolidated equity at the end of the year according to IFRS increased from -30,84 million USD (-6,5 billion HUF) to 2 million USD (420 million HUF). The purchasers have assumed all contractual and other liabilities and taken over all employees of the Company.

The agreement above obligated NABI Rt not to undertake business risk in excess of 200 thousand USD as long as one of its shareholders obtains 50% of the shares and one share. So the Company holds the cash above converted to HUF on a bank deposit and covers its certain operation expenses from it. Among certain frames the purchaser has to contribute to the operation expenses to the middle of 2007, furthermore purchaser shall pay 200 thousand USD to Exbus Nyrt in January, 2007, if the unencumbered cash balance, including government securities, of the Company will amount 1 million USD on 30th November, 2006.

The Board of Directors signed the agreements proposed to the shareholders to change the name of the Company and wind up it (EXBUS Asset Management Nyrt), and advanced a proposal pursuant to the above to the Annual General Meeting held on 28th April, 2006. The AGM did not accept the proposal about the voluntary winding-up (moreover, also the EGM held on 18th July, 2006 rejected the winding-up plan put on the agenda again) and elected new members to the Board of Directors. The Board of Directors elected than proposed a capital increase in excess of 1 billion HUF and an acquisition in the motor vehicle industry (namely to purchase partly certain subsidiaries of Bakony Holding owning by Bankár Holding) to the shareholders in order to raise the clause of the agreement restricting operation dated on 6th February, 2006.

Meanwhile the ownership structure of the Company altered and Mr. Tamás Korányi and Mr. Gábor Földvári as private investors attesting harmonized behavior obtained together 17,25% of the shares. The compound of the Board of Directors and the Supervisory Board altered on the EGM of Exbus Nyrt held on 18th July, 2006 again and the new Board of Directors elected Mr. Tamás Korányi as chairman. On short-term the new Board of Directors endeavors to ensure the operation of Exbus Nyrt. inside the requirements stipulated in the agreement and to preserve the equity (currently 88 HUF per share) and to create the opportunity for continuing a substantive asset management activity on middle-term using the experiences of the Board of Directors in the capital market.

It is important to point out that the present flash report reflects a temporary state of NABI Rt - EXBUS Ltd, as the Company had been manufacturing buses through one and a half months in the beginning of the year. Nearly full of its revenue of 21,5 million USD (48 billion HUF) resulted from this operation, and it had several subsidiaries. Accordingly, the data of the present flash report (which, in accordance with the former traditions of NABI Rt, but probably for the last time, are disclosed in USD) may be compared neither with the previous nor with the future data. This remark applies especially to the income statement. The result according to the balance sheet of 32,7 million USD (7,2 billion HUF) - in accordance with the IFRS - and the derived result by shares of 7,06 USD (1,565 HUF) is exclusively the mathematical result of the asset transfer agreement, and it is in no connection with the real or future profitability of the Company. The present asset of EXBUS Nyrt of approximately 400 million HUF shall be deposited as bank deposit, it is also conceivable on short distance to invest partly in government securities. However, the yields would not exceed significantly the operating costs of the Company.

Finally, the Board of Directors would like to thank all present shareholders of the Company for their confidence in EXBUS Nyrt, which is expressed by their investment. The Board of Directors hopes that it would not disappoint the shareholders of the Company.

Budapest
August 4, 2006

Tamás Korányi
Chairman of the Board of Directors

1 Sales and Order Backlog

1.1 Bus deliveries

During the first one and half month in 2006, NABI Group sold 30 vehicles compared to the 559 vehicles sold in the first half on 2005. Unit sales reduced significantly compared to the same period of prior year due to the fact that NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006.

Vehicle sales revenue in the first half of 2005 was US$145.4 million (including deferred revenue) or 79.7 percent of total revenue in the period. This was US$ 14,9 million in the first one and half month of 2006.

Number of Bus Deliveries According to Market and Type

Market	Bus type	June 30, 2006	June 30, 2005	June 30, 2004
USA	30-foot (medium duty)	0	0	1
	35/40-foot (heavy-duty)	16	174	239
	60-foot articulated (heavy-duty)	14	49	73
	40/45-foot CompoBus®	0	35	33
USA MARKET TOTAL:		**30**	**258**	**346**
United Kingdom	Single deck under 7.5t	0	33	43
	Single deck over 7.5t	0	252	191
	Double deck (over 7.5t)	0	0	1
UK MARKET TOTAL:		**0**	**285**	**235**
Hungary	Single deck over 7.5t	0	9	5
Other EU (Optare)	Single deck over 7.5t	0	7	0
EU MARKET TOTAL:		**0**	**16**	**5**
GRAND TOTAL		**30**	**559**	**586**

1.2 Sales of aftermarket parts and services

NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006. The NABI Group has been ceased to exist, therefore only US$ 6,6 million sales of aftermarket parts and services were achieved in the first one and half month of 2006. US$36.7 million consolidated sales of aftermarket parts and services were achieved in the first half of 2005.

1.3 Bus order and option backlog

The consolidated bus order and option backlog of the Group were sold to the buyer at the date of transaction, February 14, 2006.

2 Unaudited financial statements – in accordance with IFRS

PK3.

Consolidated Balance Sheets as at June 30 (unaudited), 2005 and December 31, 2004 (audited)

Figures in US$ thousands	June 30, 2006	%	December 31, 2005
	unaudited		audited
Assets			
Property, plant and equipment	209	0.7%	30,003
Intangible assets	0	0.0%	214
Other investments	0	0.0%	59
Total non-current assets	**209**	**0.7%**	**30,276**
Inventories	0	0.0%	30,020
Trade and other receivables	46	0.1%	45,508
Cash and cash equivalents	1,964	12.4%	15,869
Total current assets	**2,011**	**2.2%**	**91,397**
Total assets	**2,219**	**1.8%**	**121,674**
Equity			
Issued capital	(7,709)	69.9%	(7,709)
Share premium	2,321	0.0%	2,321
Retained earnings	7,210	(28.3%)	(25,456)
Total equity attributable to equity holders of the parent	**1,822**	**(5.9%)**	**(30,844)**
Total equity	**1,822**	**(5.9%)**	**(30,844)**
Liabilities			
Deferred government grants	0	0.0%	1,822
Provisions	0	0.0%	28,820
Obligations under residual value guarantees	0	0.0%	2,979
Deferred revenue	0	0.0%	1,383
Deferred tax liabilities	0	0.0%	1,236
Total non-current liabilities	**0**	**0.0%**	**36,240**
Interest-bearing loans and borrowings	0	0.0%	79,187
Trade and other payables	398	1.1%	37,092
Total current liabilities	**398**	**0.3%**	**116,279**
Total liabilities	**398**	**0.3%**	**152,518**
Total equity and liabilities	**2,220**	**1.8%**	**121,674**

Movements in Consolidated Shareholder's Equity for the six months ended June 30, 2005 (unaudited)

Figures in US$ thousands	Jan 1, 2005	Net income for the period	Foreign currency translation adjustment	June 30, 2005
Share capital	25,474	0	0	25,474
Share premium	22,771	0	0	22,771
Retained earnings	(50,558)	(11,215)	0	(61,773)
Accumulated other comprehensive income	1,147	0	(999)	148
SHAREHOLDERS' EQUITY	**(1,166)**	**(11,215)**	**(999)**	**(13,380)**

Movements in Consolidated Shareholder's Equity for the six months ended June 30, 2006 (unaudited)

Figures in US$ thousands	Jan 1, 2006	Net income for the period	June 30, 2006
Share capital	(7,709)	0	(7,709)
Share premium	2,321	0	2,321
Retained earnings	(25,456)	32,667	7,211
SHAREHOLDERS' EQUITY	**(30,844)**	**32,667**	**1,823**

PK4.

Consolidated Statements of Income and Comprehensive Income for the six months ended June 30, 2006 and 2005 (unaudited)

Figures in US$ thousands, except where otherwise indicated	June 30, 2006	%	June 30, 2005
Revenue	21,533	11.8%	182,332
Cost of sales	(18,201)	10.7%	(169,598)
Gross profit	**3,333**	**26.2%**	**12,734**
Transaction result	36,287	n.a	0
Other income/(expense)	(651)	(126.9%)	513
Distribution and administrative expenses	(4,135)	19.0%	(21,755)
Operating (loss)/profit before financing costs	**34,833**	**(409.4%)**	**(8,508)**
Financial income	28	1.8%	1,515
Financial expenses	(2,195)	52.9%	(4,150)
Net financing costs	**(2,167)**	**82.2%**	**(2,635)**
Profit/(Loss) before tax	**32,667**	**(293.2%)**	**(11,143)**
Income tax expense	0	0.0%	(70)
Profit/(Loss) after tax	**32,667**	**(291.3%)**	**(11,214)**
Profit/(Loss) for the period	**32,667**	**(291.3%**	**(11,214)**
Basic (loss)/earnings per share (US$)	7.06	(291.3%)	(2.42)
Diluted earnings per share (US$) (1)	7.06	(291.3%)	(2.42)
HUF/US$ exchange rate as at the closing day of the period	221,78		204,79
GBP / US$ exchange rate as at the closing day of the period	N/A		1,8048

PK5.

Consolidated Statements of Cash Flows for the six months ended on June 30, 2006 and 2005 (unaudited)

Figures in US$ thousands	June 30, 2006	June 30, 2005
Net result	**32,667**	**(11,215)**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	445	3,974
Amortization of deferred revenue	(192)	(769)
Warranties	0	471
Transaction income	(48,825)	0
Deferred income tax provision	0	(106)
Changes in assets and liabilities:		
Accounts receivable, net	0	(150)
Inventories	0	12,024
Prepaid expenses and others	0	3,582
Accounts payable	0	(9,911)
Accrued liabilities and others	0	(3,926)
Increase in obligations under residual value guarantees	0	37
Increase in deferred revenue	0	(1)
Other assets / (liabilities)	0	4
Net cash provided by / (used in) operating activities	**(15,905)**	**(5,986)**
Cash-flows from investing activities:		
Purchase of property and equipment	0	(381)
Net cash used in investing activities	**0**	**(381)**
Cash flows from financing activities:		
Net cash Provided by / (used in) financing activities	**0**	**443**
Effect of foreign exchange rates on cash	0	(999)
Cash income from transaction	2,000	0
Net increase / (Decrease) in cash and cash equivalents	**(13,905)**	**(6,923)**
Cash & cash equivalents, beginning of period w/o overdraft	15,869	22,790
Cash & cash equivalents, end of period w/o overdraft	1,964	16,006
Overdraft, beginning of period	0	1,028
Overdraft, end of period	0	0
Net cash Provided by / (used in) overdraft	0	(1,028)
Reconciliation to BS		
Cash & cash equivalents, beginning of period	15,869	23,956
Cash & cash equivalents, end of period	1,964	16,006

3 Notes to the consolidated interim financial report

3.1 General Information

Exbus Asset Management Nyrt is a public joint-stock company registered in Hungary operating without employees and subsidiaries, which as NABI Rt. continued bus and bus parts manufacturing activity through its subsidiaries before the asset transfer agreement dated on 14th February, 2006. NABI Group had factories in Hungary, in the USA (NABI, Inc.) and in the UK (Optare) and data regarding them are included in the data rows 2005. Exbus Nyrt is not continuing manufacturing activity at the moment, its property is placed on bank deposits. This flash report may not be compared with the previous interim reports of NABI Rt because of the changes in the organization chart and the scope of activity.

The financial statements in this report include the incomes of the following subsidiaries:

	% held as of	
Subsidiary	**June 30, 2006**	**December 31, 2005**
North American Bus Industries, Inc.	0%	100%

The predecessor of NABI Rt. (NABI North-American Bus Industries Ltd) has been established in 1993 by First Hungary Fund registered on Channel-Islands as a venture fund. Later NABI North American Bus Industries Ltd has transformed into a joint-stock company and introduced its shares on the Budapest Stock Exchange on 1st August, 1997 after a public issuing of shares, which are registered currently in the category "B"

Basis of preparation

The consolidated interim financial report has been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting has been applied.

The financial statements are presented in US dollars (US$), rounded to the nearest thousand. They are prepared on the historical cost basis except for the revaluation of certain assets.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of NABI Rt. and entities controlled by NABI Rt. (its subsidiaries) as of the reporting date of each financial statement. Control is achieved where NABI Rt. has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary North American Bus Industries, Inc. ("NABI, Inc.") and the wholly owned subsidiary of NABI Inc., Optare Holdings Limited ("Optare"). All significant intercompany accounts and transactions are eliminated on consolidation. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006. The NABI Group has been ceased to exist.

Foreign currency

The Group's presentation currency (the currency in which the financial statements are presented) is the U.S. Dollar ("US$").

NABI Rt.'s and NABI Inc.'s functional currency is the US$ which management believes to reflect the primary economic environment in which the entities operate and expend cash. NABI Rt. maintains its books in Hungarian Forint. Hungarian Forint and other foreign currency transactions are recorded, on initial recognition in US$, by applying to the Hungarian Forint (or another foreign currency) amount the spot exchange rate between the US$ and the Hungarian Forint (or another foreign currency) at the date of the transaction.

At each balance sheet date:

(1) monetary assets and liabilities that are denominated in Hungarian Forint (or another foreign currency) are translated into US$ at the closing foreign exchange rates prevailing at the balance sheet date;
(2) non-monetary assets and liabilities, principally inventories, prepaid expenses, plant, property and equipment, share capital, and any revenue and expenses related to these items, that are measured in terms of historical cost in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rate at the date of the transaction; and
(3) non-monetary assets and liabilities that are measured at fair value in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss (through other income / (expense)) in the period in which they arise.

When a gain or loss on a non-monetary item (e.g. the changes in fair value) is recognized directly in equity, any exchange component of that gain or loss is recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

Optare's functional currency is the British Pound ("GBP"). On consolidation, the assets and liabilities of Optare are translated into US$ at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Cumulative foreign currency translation gains or

losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

Forward exchange contracts are carried at fair value, which is their quoted market price at the balance sheet date. Such contracts do not qualify for hedge accounting and are accounted for as trading instruments.

NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006. The NABI Group has been ceased to exist.

4 Financial Review

PK2. Companies under consolidation till February 14, 2006

Name	Issued Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 41.0 million	100%	100%	Fully owned

NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006. The NABI Group has been ceased to exist.

PK6. Significant off-balance-sheet liabilities (US$ thousands)

		Amount of Commitment Expiration Per period			
Description	Total amounts Committed	Less than 1 year	Description	Total amounts Committed	Less than 1 year
Performance bonds	0	0	0	0	0
Royalty	0	0	0	0	0
Total commitments	**0**	**0**	**0**	**0**	**0**

NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006. The NABI Group has been ceased to exist.

PK1.	IFRS disclosures
Audited	no
Consolidated	yes
Accounting policy	IFRS

4.1 Total Revenue

Net sales of buses and spare parts were US$21,3 million in the first one and half month of 2006, significant decrease over the first half-year of 2005. The reason of this decrease explained in section 1.1 of this report.

Vehicle sales amounted to $14,7 million (excluding deferred revenue) derived from the US market. The significant decrease attributable to the fact that the NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006. The NABI Group has been ceased to exist.

Spare parts and aftermarket services revenue was US$6,7 million in the first one and half month of 2006, significantly decreased compared to the first half-year of 2005, reasons explained above.

4.2 Cost of Sales and Gross Profit

The cost of sales decreased significantly mainly attributable to the fact that NABI Group ceased to exist (see above). Cost of sales in the first one and half month of 2006 was US$18,2 million USD, and the gross margin was 15,5%.

4.3 Operating Income

SGA expenses for the first one and half month of 2006 were US$17,6 million decreased to US$4,1 million, that is 81% decreases The significant decrease attributable to the fact that the NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006.

The transaction result of sale of NABI was US$ 36,3 million in this period.

Operation income of the Group was US$ 34,8 million as of June 30, 2006, mainly attributable to the transaction result.

4.4 Financial result (net)

Financial result as of June 30, 2006 was increased to US$2,6 million from US$ 2,2 million as of June 30, 2005. The interest expenses were $0,7 million from the US$2,6 million.

4.5 EBITDA

The consolidated EBITDA was $US33,8 million in the first half-year of 2006, million mainly attributable to the transaction result and the lack of forward contracts. The consolidated EBITDA was a negative $US2,9 million in the first half-year of 2005.

4.6 Income/(loss) before income tax

The income before income tax was US$32.7 million for the six months ended June 30, 2006 compared with the loss US$11.1 million in 2005.

4.7 Profit/(loss) after tax

The Group reported a net income of US$32.7 million for the first one and half months of 2006 compared to a net loss of US$11.2 million in the first half of 2005. In 2005 the Group did not record any deferred tax expense, because of the cumulated negative tax base related to prior years and by the end of 2005 the Group wrote down all of its deferred tax assets.

4.8 Changes in Balance Sheets Items

4.8.1 Cash and cash equivalents

Cash and cash equivalents decreased by US$13.9 million to US$2.0 million compared to their balance as of December 31, 2005.

4.8.2 Receivables

Receivables decreased 100 percent because of the transaction to US$0 million as of June 30, 2006 compared to US$45.5 million as of December 31, 2005.

4.8.3 Inventories

Inventories decreased by US$30 million or 100 percent from December 31, 2005 to June 30, 2006 as result of the fact that the NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006.

4.8.4 Property and equipment, net

Property and equipment decreased by 99,3 percent to US$0,2 million from December 31, 2005 to June 30, 2006 as result of the fact that the NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006. This small amount represented some software at Rt.'s books, and it will be delivered to the buyer soon.

4.8.5 Intangible assets

Intangible assets show the capitalized research and development costs. Intangible asset decreased by 100 percent to US$0 million from December 31, 2005 to June 30, 2006, because of the transaction.

4.8.6 Short-term debt

Short-term debt decreased by 100 percent to US$0 million from December 31, 2005 to June 30, 2006 as result of the fact that the NABI Rt. has finished the operation in machinery industry and sold all of its assets and liabilities as of February 14, 2006.

4.8.7 Accounts and other payables

Other payables decreased by 99 percent to US$0,4 million from US$37,1 million in December 31, 2005 to June 30, 2006. The US$0,4 million represented a liability to the buyer of NABI Rt.

4.8.8 Warranty provisions

Warranty provision decreased by 100 percent to US$0 million from US$28,8 million in December 31, 2005 to June 30, 2006, because of the transaction.

4.8.9 Long-term notes and capital lease obligations

Long-term notes and capital lease obligations were US$0 million at the end of first half in 2006, compared to the US$0.2 million by the end of 2005.

4.8.10 Obligations under residual value guarantees

Obligations under residual value guarantees decreased by 100 percent to US$0 million, because of the transaction.

4.8.11 Deferred revenue

Deferred revenue decreased by US$1,4 million to US$0 million, because of the transaction.

4.8.12 Accumulated income/(loss)

Accumulated income was US$7,2 million at the end of first half in 2006, compared to the accumulated loss US$25,2 million by the end of 2005. This increase is attributable to the net effect of the net income of US$32,7 million generated by the Group during the period.

4.8.13 Equity

Alteration of equity and the negative amount of the registered capital (-7,7 million USD) is consequence of the capital decrease passed of in 2005 and of the transaction dated on 14th February, 2006. The financial statements show the alteration of equity.

5. Shareholder Structure (1)

RS1. Ownership structure, Ratio of Holdings and Votes (2)

Type	December 31, 2005		June 30, 2006	
	%	Shares	%	Shares
Domestic institutions	4.36	201 858	2,17	100 231
Foreign institutions	23.99	1 109 270	1,33	61 302
Domestic & Foreign individuals	38.10	1 761 743	52,66	2 435 406
Domestic depositaries, brokers	4.91	227 198	24,66	1 140 648
Foreign depositaries, brokers	28.38	1 312 578	18,93	875 513
Government related	0.00	0	0,00	0
Employees, senior officers (3)	0.26	11,953	0,25	11 500
Other (4,5)	0.00	0	0,00	0
TOTAL:	**100.00**	**4,624,600**	**100.00**	**4,624,600**

Notes: *(1) Status on 30 June, 2006. The ownership structure of the Company changed after the period, but the full details on it were not available at the date of the publication of the interim report.*
(2) Voting percentages are the same as ownership ratios
(3) The Company did not employ any employees on 30 June, 2006. The status on 18 July, 2006 can be seen in item 7.

(4) None of the shares of the Company are held by international development institutions
(5) No treasury shares
(6) All issued shares are listed on the stock exchange

RS2. The Company doesn't own any Exbus shares.

RS3. Shareholders owning more than 5% of all outstanding and listed shares (1)

Name	Origin	Activity	Quantity	Ownership ratio	Note
Buda-Cash Brókerház Zrt.	Domestic	Institutional	247,481	5,35%	Broker
Deutsche Bank AG Lnd Branch	Foreign	Institutional	579,989	12,54%	Depositary
Tamás Korányi (2)	Domestic	Private	530,696	11,47%	Private
The Bank of New York	Foreign	Institutional	494,813	10,7%	Depositary

Notes: (1) Voting percentages are the same as ownership ratios
(2) Ownership ratio of Tamés Korányi increased after the period. See item 7.

6. The Group's Structure and Operation

TSZ1. Employee headcount

	Jan 1, 2005	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Jun 30, 2006
NABI Rt/Exbus Nyrt.	735	666	444	386	**389**	**0**
NABI Inc.	622	516	494	469	**449**	**No data**
Optare Holdings Ltd.	498	524	545	0	**0**	**No data**
TOTAL:	**1,855**	**1,706**	**1,483**	**855**	**838**	**0**

NABI Rt has dissolved its motor vehicle manufacturing activity, all of its assets and liabilities have been sold and NABI Group has ceased.

TSZ2. Senior officers (1)

Name	Position	Beginning of mandate	End of mandate	Share ownership
Attila Czöndör	Chairman of the Board of Directors	April 28, 2006	April 30, 2009	0
György Máytásfalvi (2)	Member of the Board of Directors	April 28, 2006	April 30, 2009	0
László Szamosi (3)	Member of the Board of Directors	June 1, 2005	May 31, 2008	0
Dr. Zsolt Ősi (4)	Chairman of the Supervisory Board	June 1, 2005	May 31, 2008	0
András Rácz	Member of the Supervisory Board	April 28, 2006	December 31, 2007	11 500
Bence Vidomusz	Member of the Supervisory Board	April 28, 2006	December 31, 2007	0
Total shareholding				11 500

Notes: ***(1) The schedule above shows the status on June 30, 2006. After this an Extraordinary General Meeting was held, during which new members were elected to the Board of Directors and the Supervisory Board. See item 7.***
(2) György Mátyásfalvi resigned of his mandate in the BoD effective from July 18, 2006.
(3) László Szamosi resigned of his mandate in the BoD on May 19, 2006 and his resignation was taken effect on July 18, 2006.
(4) Dr Zsolt Ősi resigned of his mandate in the Supervisory Board on June 14, 2006 and his resignation was taken effect on July 18, 2006.

7. Other Items

7.1 Changes after the period

The Company held an EGM on July 18, 2006, on which the shareholders approved the amendments of the Company's Articles of Association in accordance with regulations of the new act on the business associations. In addition to this the EGM elected new members to the BoD and the Supervisory Board and after this both the BoD and the Supervisory Board elected their chairman.

O1. Senior officers

name	position	Beginning of mandate	End of mandate	Share ownership (1)
Tamás Korányi	Chairman of the Board of Directors	July 18, 2006	April 30, 2009	650 000
Péter Palatinszky	Member of the Board of Directors	July 18, 2006	April 30, 2009	0
Attila Czöndör	Member of the Board of Directors	April 28, 2006	April 30, 2009	0
Péter Nagy	Member of the Board of Directors	July 18, 2006	April 30, 2009	0
Gábor Földvári (2)	Member of the Board of Directors	July 18, 2006	April 30, 2009	39 857
Dr. Ádám Fintha-Nagy(3)	Chairman of the Supervisory Board	July 18, 2006	April 30, 2009	0
Gábor Kutas	Member of the Supervisory Board	July 18, 2006	April 30, 2009	0
Gyula Hutiray	Member of the Supervisory Board	July 18, 2006	April 30, 2009	0
Összes:				**689 857**

Notes: (1) Numbers of shares above show the status on July 18, 2006.
(2) Földvári és Fia Kft. belonging to the business interest of Gábor Földvári has 107,996 shares of the Company.
(3) Dr. Ádám Fintha-Nagy is member of the Law Office Fintha-Nagy, which posses 100 shares in the Company.

The EGM authorized the BoD to purchase treasury shares up to a maximum of 10% of the registered capital in the stock exchange, within a maximum period of 18 months, provided that the applicable law makes this possible.

The EGM rejected the proposal of a shareholder on the voluntary winding up of the Company.

The EGM was suspended and will be continued on 17th August, 2006 with the original agendas not discussed so far.

7.2 Management options of the Company

options	Exercise price	Deadline to exercise
137,400 (m' option)	HUF 3,812	March 22, 2007
20,000 (m' option)	HUF 3,890	April 15, 2007

7.3 News Releases of the Company (ST1.)

Date	Subject
January 2, 2006	Announcement to Shareholders Regarding Restructuring
January 3, 2006	QVT Fund LP obtained interest in NABI Rt.
January 6, 2006	Announcement to Shareholders Regarding Restructuring
January 13, 2006	2005 Bus Sales Performance of the NABI Group
January 18, 2006	Announcement to Shareholders Regarding Restructuring
January 20, 2006	Announcement to Shareholders Regarding Restructuring
January 23, 2006	Creditor Group to acquire NABI's operations and revitalize business
February 6, 2006	Kaposvár assets sold to decrease debt
February 10, 2006	NABI Rt's interim report Q4 2005
February 15, 2006	NABI Rt completes transactions with purchasers
February 16, 2006	Member of NABI Rt's Supervisory Board resigns
March 23, 2006	Invitation to the Annual General Meeting of NABI Rt.
April 4, 2006	Board proposals for the NABI AGM
April 10, 2006	Substantial content of the annual report of NABI Rt
April 24, 2006	Board proposals for the NABI AGM
April 24, 2006	Declaration on corporate governance practice
April 28, 2006	Resolutions of the General Meeting of NABI Rt
April 28, 2006	Annual report of NABI
May 4, 2006	NABI Rt's Board of Directors elected its chairman
May 11, 2006	Corrections to the NABI Rt's 2005 consolidated balance sheet
May 11, 2006	Summary of NABI Rt's press releases
May 19, 2006	Member of NABI Rt' Board of Directors resigns
May 29, 2006	Increase in small investor shareholding
May 29, 2006	Announcement to the shareholders on restrictions on NABI Rt's business activity
June 6, 2006	Increase in small investor shareholding
June 14, 2006	Chairman of NABI Rt's Supervisory Board resigns

June 15, 2006	Invitation to NABI Rt's Extraordinary Meeting
June 23, 2006	Amendment to the agenda of NABI Rt's Extraordinary General Meeting
June 28, 2006	Board proposals for the NABI EGM
June 29, 2006	Metropolitan Court of Registry registered NABI Rt's new corporate name
July 3, 2006	Business plans and pro forma balance sheets of the target companies
July 18, 2006	Member of Exbus Nyrt's Board of Directors resigns
July, 18 2006	Resolutions of the Extraordinary Shareholders' Meeting of Exbus Nyrt and other related announcements

News releases were published on www.nabi.hu, www.bet.hu and in Magyar Tőkepiac.

Releases in Hungarian Capital Markets regularly follow on-line publications by one business day.